Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Financial Position

		As at
		March 31,	December 31,
	Notes	2024	2023
Assets
Cash		$45,656	$42,714
Restricted cash		717	712
Amounts receivable	4	15,108	25,598
Inventory	5	48,307	61,565
Prepaid expenses		5,672	6,534
Total Current Assets		115,460	137,123
Other intangible assets	6	5,834	6,153
Mine properties, plant and equipment	7	208,204	212,176
Vanadium assets		18,788	18,674
Deferred income tax asset	13(b)	12,643	7,495
Total Non-current Assets		245,469	244,498
Total Assets		$360,929	$381,621
Liabilities
Current portion of lease liability		$604	$600
Accounts payable and accrued liabilities	8	30,378	31,439
Deferred revenue		2,813	3,553
Debt	9	3,750	-
Current portion of provisions		7,140	6,863
Total Current Liabilities		44,685	42,455
Lease liability		783	925
Non-current accounts payable and accrued liabilities	8	547	724
Long term debt	9	71,250	75,000
Provisions		6,265	6,718
Total Non-current Liabilities		78,845	83,367
Total Liabilities		123,530	125,822
Equity
Issued capital	10	412,295	412,295
Equity reserves	11	11,678	12,200
Accumulated other comprehensive loss		(103,884)	(98,200)
Deficit		(89,798)	(77,643)
Equity attributable to owners of the Company		230,291	248,652
Non-controlling Interest		7,108	7,147
Total Equity		237,399	255,799
Total Liabilities and Equity		$360,929	$381,621

Commitments and contingencies	7, 16
Subsequent events	20

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended
		March 31,
	Notes	2024	2023
Revenues	18	$42,187	$57,421
Expenses
Operating costs	19	(49,707)	(45,931)
Professional, consulting and management fees		(4,214)	(5,539)
Foreign exchange (loss) gain		(911)	417
Other general and administrative expenses		(2,607)	(3,273)
Share-based payments	11	(290)	1,342
Finance costs	19	(1,812)	(1,426)
Interest income		306	712
Technology start-up costs		(736)	(2,769)
Write-down reversal of vanadium assets		114	-
Exploration and evaluation costs		(643)	(239)
		(60,500)	(56,706)
Net income (loss) before tax		$(18,313)	$715
Income tax expense	13(a)	(22)	(333)
Deferred income tax recovery (expense)	13(a)	5,329	(1,589)
Net loss		$(13,006)	$(1,207)
Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized (loss) gain on foreign currency translation		(5,684)	4,881
Comprehensive income (loss)		$(18,690)	$3,674
Net loss attributable to:
Owners of the Company		$(12,967)	$(1,238)
Non-controlling interests		$(39)	$31
		$(13,006)	$(1,207)
Comprehensive income (loss) attributable to:
Owners of the Company		$(18,651)	$3,643
Non-controlling interests		$(39)	$31
		$(18,690)	$3,674
Basic loss per Common Share	12	$(0.20)	$(0.02)
Diluted loss per Common Share	12	$(0.20)	$(0.02)
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	12	64,051	64,006
- Diluted	12	64,051	64,006

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

			Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2022	64,006	$411,646	$14,138	$(112,165)	$(48,227)	$9,162	$274,554
Share-based payments	-	-	(1,821)	-	479	-	(1,342)
Exercise of restricted share units	25	311	(311)	-	-	-	-
Currency translation adjustment	-	-	-	4,881	-	-	4,881
Net income (loss) for the period	-	-	-	-	(1,238)	31	(1,207)
Balance at March 31, 2023	64,031	$411,957	$12,006	$(107,284)	$(48,986)	$9,193	$276,886

Balance at December 31, 2023	64,051	$412,295	$12,200	$(98,200)	$(77,643)	$7,147	$255,799
Share-based payments	-	-	22	-	268	-	290
Expiry of stock options	-	-	(544)	-	544	-	-
Currency translation adjustment	-	-	-	(5,684)	-	-	(5,684)
Net loss for the period	-	-	-	-	(12,967)	(39)	(13,006)
Balance at March 31, 2024	64,051	$412,295	$11,678	$(103,884)	$(89,798)	$7,108	$237,399

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended
		March 31,
	Notes	2024	2023
Operating Activities
Net loss for the period		$(13,006)	$(1,207)
Depreciation		8,724	8,044
Share-based payments	11	290	(1,342)
Unrealized foreign exchange loss		639	19
Finance costs	19	1,812	1,426
Interest income		(306)	(712)
Write down reversal of vanadium assets		(114)	-
Income tax expense	13(a)	22	333
Deferred income tax (recovery) expense	13(a)	(5,329)	1,589
Cash (Used) Provided Before Working Capital Items		(7,268)	8,150
Change in amounts receivable		10,228	(12,523)
Change in inventory		12,000	6,798
Change in prepaid expenses		746	4,412
Changes in accounts payable and provisions		(140)	(2,452)
Change in deferred revenue		(740)	568
Net Cash Provided by Operating Activities		14,826	4,953
Financing Activities
Receipt of debt	9	-	25,000
Interest paid		(1,520)	-
Interest received		299	712
Lease payments		(149)	(143)
Change in restricted cash		(5)	(264)
Net Cash (Used in) Provided by Financing Activities		(1,375)	25,305
Investing Activities
Intangible assets		-	(90)
Mine properties, plant and equipment		(10,196)	(14,726)
Purchase of vanadium assets		-	(8,590)
Net Cash Used in Investing Activities		(10,196)	(23,406)
Effect of foreign exchange on cash		(313)	252
Net Change in Cash		2,942	7,104
Cash position - beginning of the period		42,714	54,471
Cash Position - end of the period		$45,656	$61,575

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations and liquidity

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the ramp up of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its vanadium redox flow battery technology ("VRFB"). While the Company's Maracás Menchen Mine is producing vanadium products, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

The Company has experienced declining operating results and cash flows over the course of the last year as a result of declining vanadium prices and increased costs. Since December 31, 2023, vanadium prices have declined by over 10%, which has a significant impact on the Company's forecasts. The Company has implemented changes to address underlying operating issues and has recently announced a number of initiatives at its Maracás Menchen Mine that the Company believes will reduce its operating costs and are required in order to generate positive cash flows from operating activities at current vanadium prices. Based on the information currently available and prevailing market conditions, these measures are expected to result in the Company's Maracás Menchen Mine continuing to operate at normal levels.

The Company has recently secured a 90- day working capital debt facility for up to $8,000 (note 20) and an inventory financing facility for up to $10,000 (note 20) and continues to actively pursue additional financing options to increase its liquidity and capital resources. In addition, the Company continues to evaluate strategic alternatives with respect to its Largo Clean Energy business, which may include the disposition of all or an interest in this business. There can be no assurance that the Company will be successful in achieving additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

If the Company does not achieve expected vanadium and ilmenite sales volumes and prices or does not continue to operate at expected levels, the Company may have to implement alternative plans to ensure that it will have sufficient liquidity for the twelve-month period ending March 31, 2025 from continuing operations. These alternatives may impact future operating and financial performance.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on May 9, 2024.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	5

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

3) Basis of preparation, material accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2023 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2023. There have been no significant changes to the areas of estimation and judgment during the three months ended March 31, 2024.

b) Material accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2023, with the exception of an additional accounting policy as included below.

Amendments to IAS 1, Presentation of Financial Statements, IAS 21, The Effects of Changes in Foreign Exchange Rates and IFRS 16, Leases, became effective on January 1, 2024 with no impact on the Company's unaudited condensed interim consolidated financial statements.

Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal ("FVLCD"). If the FVLCD is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of income (loss) and comprehensive income (loss). Non-current assets are not depreciated once classified as held for sale and assets and liabilities classified as held for sale are presented separately as current items in the consolidated statements of financial position.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	6

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

4) Amounts receivable

	March 31,	December 31,
	2024	2023
Trade receivables	$10,574	$19,080
Current taxes recoverable - Brazil	4,416	5,348
Current taxes recoverable - Other	89	1,142
Other receivables	29	28
Total	$15,108	$25,598

5) Inventory

	March 31,	December 31,
	2024	2023
Finished products - Vanadium	$30,946	$43,582
Finished products - Ilmenite	1,479	672
Work-in-process	140	1,802
Stockpiles	2,441	1,328
Warehouse materials	13,301	14,181
Total	$48,307	$61,565

During the three months ended March 31, 2024, the Company recognized a net realizable value write-down of $4,185 for vanadium finished products (three months ended March 31, 2023 - $nil) and reversals of previously recognized net realizable value write-downs of $71 for ilmenite finished products (three months ended March 31, 2023 - $nil) and $34 for warehouse materials (three months ended March 31, 2023 - $nil). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and production costs or product acquisition costs as appropriate (note 19).

During the three months ended March 31, 2024, the Company recognized a net realizable value write-down of $nil for battery components (three months ended March 31, 2023 - $107), with the write-down included in technology start-up costs. The value of battery components inventory at March 31, 2024 and December 31, 2023 was $nil.

6) Other intangible assets

At March 31, 2024, the remaining estimated useful life of patents held by the Company was 6.75 years (December 31, 2023 - 7 years). At March 31, 2024, the remaining estimated useful life of capitalized software costs was 3.75 years (December 31, 2023 - 4 years).

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2022	$4,366	$4,041	$8,407
Additions	-	166	166
Balance at December 31, 2023	$4,366	$4,207	$8,573
Balance at March 31, 2024	$4,366	$4,207	$8,573

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	7

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Intellectual
	Property	Software	Total
Accumulated Depreciation
Balance at December 31, 2022	$873	$271	$1,144
Depreciation	437	839	1,276
Balance at December 31, 2023	$1,310	$1,110	$2,420
Depreciation	109	210	319
Balance at March 31, 2024	$1,419	$1,320	$2,739
Net Book Value
At December 31, 2023	$3,056	$3,097	$6,153
At March 31, 2024	$2,947	$2,887	$5,834

7) Mine properties, plant and equipment

At March 31, 2024 and December 31, 2023, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, a third party receives a 2% NSR in the Maracás Menchen Mine.

On March 12, 2024, the Company and Stryten Energy LLC ("Stryten") (together the "Parties") signed a non- binding letter of intent to establish a new venture, owned equally by each of the Parties, that would combine the Company's wholly owned subsidiary, Largo Clean Energy Corp., with Stryten's vanadium redox flow battery business.

At March 31, 2024, the Company performed an assessment in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and concluded that at that date, neither the Largo Clean Energy segment (refer to note 15), nor any of the non-current assets contained within that segment, met the criteria to be classified as held for sale. This includes other intangible assets (intellectual property) with a carrying amount of $2,947 (refer to note 6) and mine properties, plant and equipment with a carrying amount of $6,231. Significant judgment was applied in considering the non-binding nature of the agreement and the status of discussions at March 31, 2024 and in concluding that at March 31, 2024, the proposed transaction was not considered to be highly probable of being concluded within one year.

	Building and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Cost
Balance at December 31, 2022	$6,388	$321	$106,455	$180,303	$29,424	$322,891
Additions	175	-	25,501	6,329	21,423	53,428
Credits received	(555)	-	-	-	-	(555)
Disposals	(370)	-	-	(2,326)	-	(2,696)
Reclassifications	-	-	-	41,902	(41,902)	-
Effects of changes in foreign
exchange rates	51	25	7,138	13,853	2,826	23,893
Balance at December 31, 2023	$5,689	$346	$139,094	$240,061	$11,771	$396,961

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	8

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Building and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Additions	-	-	4,489	2,010	3,349	9,848
Disposals	(8)	-	-	-	-	(8)
Reclassifications	-	-	-	3,457	(3,457)	-
Effects of changes in foreign
exchange rates	(17)	(11)	(3,578)	(7,320)	(364)	(11,290)
Balance at March 31, 2024	$5,664	$335	$140,005	$238,208	$11,299	$395,511
Accumulated Depreciation
Balance at December 31, 2022	$1,575	$265	$38,746	$107,068	$-	$147,654
Depreciation	1,324	13	8,473	18,801	-	28,611
Disposals	(370)	-	-	(2,326)	-	(2,696)
Effects of changes in foreign
exchange rates	(74)	20	2,515	8,755	-	11,216
Balance at December 31, 2023	$2,455	$298	$49,734	$132,298	$-	$184,785
Depreciation	130	3	3,881	3,887	-	7,901
Disposals	(8)	-	-	-	-	(8)
Effects of changes in foreign
exchange rates	(10)	(9)	(1,277)	(4,075)	-	(5,371)
Balance at March 31, 2024	$2,567	$292	$52,338	$132,110	$-	$187,307
Net Book Value
At December 31, 2023	$3,234	$48	$89,360	$107,763	$11,771	$212,176
At March 31, 2024	$3,097	$43	$87,667	$106,098	$11,299	$208,204

Of the additions noted above, $9,801 related to the Mine Properties segment (year ended December 31, 2023 − $47,519) and $31 related to Largo Clean Energy (year ended December 31, 2023 − $85).

8) Accounts payable and accrued liabilities

	March 31,	December 31,
	2024	2023
Accounts payable	$22,895	$25,314
Accrued liabilities	5,693	4,531
Accrued financial costs	1,691	1,543
Other taxes	646	775
Total	$30,925	$32,163

Current	$30,378	$31,439
Non-current	547	724
Total	$30,925	$32,163

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	9

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

9) Debt

			March 31,	December 31,
			2024	2023
Total debt			$75,000	$75,000

		Cash flows
	December 31,			March 31,
	2023	Proceeds	Repayment	2024
Total debt	$75,000	$-	$-	$75,000
Total liabilities from financing activities	$75,000	$-	$-	$75,000

		Cash flows
	December 31,			December 31,
	2022	Proceeds	Repayment	2023
Total debt	$40,000	$70,000	$(35,000)	$75,000

Credit facilities

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil and repaid in full an existing $15,000 facility. This new facility is for three years, with four equal principal repayments due semi- annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full an existing $20,000 facility.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

10) Issued capital

a) Authorized

Unlimited common shares without par value.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	10

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Issued

	Three months ended		Year ended
	March 31, 2024		December 31, 2023
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	64,051	$412,295	64,006	$411,646
Exercise of restricted share units (note 11)	-	-	45	649
Balance, end of the period	64,051	$412,295	64,051	$412,295

11) Equity reserves

During the three months ended March 31, 2024, the Company recognized a net share-based payment expense recovery related to the vesting and forfeiture of stock options and RSUs granted to the Company's directors, officers, employees and consultants of $290 (three months ended March 31, 2023 - expense recovery of $1,342). The total share-based payment amount was charged to operations.

	RSUs			Options				Warrants
				Weighted				Weighted
				average				average
				exercise				exercise			Total
	Number	Value	Number		price	Value	Number		price	Value	value
December 31, 2022	200	$1,440	1,008	C$	12.55	$5,899	342	C$	13.00	$6,799	$14,138
Granted[1]	230	891	424		6.60	901	-		-	-	1,792
Exercised	(63)	(649)	-		-	-	-		-	-	(649)
Expired	-	-	(29)		(24.00)	(365)	-		-	-	(365)
Forfeited	(150)	(852)	(513)		(11.26)	(1,786)	(14)		-	(78)	(2,716)
December 31, 2023	217	$830	890	C$	10.08	$4,649	328	C$	13.00	$6,721	$12,200
Granted[1]	-	190	-		-	177	-		-	-	367
Expired	-	-	(32)		(30.40)	(544)	-		-	-	(544)
Forfeited	(10)	(41)	(78)		(9.07)	(304)	-		-	-	(345)
March 31, 2024	207	$979	780	C$	9.35	$3,978	328	C$	13.00	$6,721	$11,678

1. Value includes amounts relating to all outstanding grants.

a) RSUs

During the year ended December 31, 2023, the Company granted 230 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the years 2024, 2025 and 2026.

b) Stock options

				Weighted		Weighted		Weighted
				average		average		average
		No.	No.	remaining		exercise	grant date
Range of prices		outstanding	exercisable	life (years)		price	share price
C$	5.71 - 10.00	588	297	3.1	C$	6.75	C$	6.75
	15.01- 20.00	192	139	2.5		17.33		17.33
		780	436		C$	9.35

The remaining weighted average contractual life of options outstanding at March 31, 2024 was 3.0 years (December 31, 2023 - 3.1 years).

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	11

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

c) Warrants

								Expected	Risk-free
No.	No.	Grant	Expiry	Exercise		Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date		price	volatility	life (years)	yield	rate
328	328	12/07/20	12/08/25	C$	13.00	88%	5.00	0%	0%
328	328			C$	13.00

12) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 1,315 for the three months ended March 31, 2024 (three months ended March 31, 2023 - 1,061).

13) Taxes

a) Tax recovery (expense)

	Three months ended
	March 31,	March 31,
	2024	2023
Income tax expense	$(22)	$(333)
Deferred income tax recovery (expense)	5,329	(1,589)
Total	$5,307	$(1,922)

b) Changes in deferred tax assets and liabilities

	March 31,	December 31,
	2024	2023
Deferred income tax asset	$12,643	$7,495
Net deferred income tax asset	$12,643	$7,495

	Three months
	ended	Year ended
	March 31,	December 31,
	2024	2023
Net deferred income tax asset, beginning of the period	$7,495	$4,596
Deferred income tax recovery	5,329	2,786
Effect of foreign exchange	(181)	113
Net deferred income tax asset, end of the period	$12,643	$7,495

14) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Their remuneration was as follows:

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	12

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended
	March 31,	March 31,
	2024	2023
Short-term benefits	$531	$1,090
Share-based payments	132	129
Total	$663	$1,219

Refer to note 16 for additional commitments with management.

15) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), Largo Clean Energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended March 31, 2024
Revenues	$34,803	$21,700	$15,269	$-	$-	$(29,585)	$42,187
Operating costs	(29,514)	(34,681)	(14,783)	-	-	29,271	(49,707)
Professional,
consulting and						(2) [1]
management fees	(420)	(462)	(1,862)	(1,322)	(146)		(4,214)
Foreign exchange loss	(13)	(868)	(16)	(12)	(2)	-	(911)
Other general and
administrative						(137) [1]
expenses	(177)	(770)	(619)	(859)	(45)		(2,607)
Share-based payments	-	-	(290)	-	-	-	(290)
Finance costs	(5)	(1,922)	156	(11)	(21)	(9) [1]	(1,812)
Interest income	14	102	183	-	7	-	306
Technology start-up
costs	-	-	-	(736)	-	-	(736)
Write down reversal of
vanadium assets	-	-	-	-	114	-	114
Exploration and						(1) [2]
evaluation costs	-	(642)	-	-	-		(643)
	(30,115)	(39,243)	(17,231)	(2,940)	(93)	29,122	(60,500)
Net income (loss)
before tax	4,688	(17,543)	(1,962)	(2,940)	(93)	(463)	(18,313)
Income tax expense	(22)	-	-	-	-	-	(22)
Deferred income tax
recovery (expense)	-	5,498	(169)	-	-	-	5,329
Net income (loss)	$4,666	$(12,045)	$(2,131)	$(2,940)	$(93)	$(463)	$(13,006)

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	13

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Revenues
(after inter-segment
eliminations)	34,803	7,169	215	-	-	-	42,187
At March 31, 2024
Total non-current
assets	$10	$191,607	$20,358	$9,178	$19,622	$4,694	$245,469
Total assets	$44,787	$272,066	$60,548	$11,266	$21,149	$(48,887) [3]	$360,929
Total liabilities	$18,061	$113,578	$42,236	$5,822	$425	$(56,592) [4]	$123,530

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(53,880) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $4,991 and E&E properties total assets of $2.

4. Inter-segment transaction elimination of $(56,676) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $84.

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended March 31, 2023
Revenues	$50,434	$38,582	$38,771	$-	$-	$(70,366)	$57,421
Operating costs	(47,927)	(34,189)	(37,656)	-	-	73,841	(45,931)
Professional,
consulting and
management fees	(446)	(844)	(1,687)	(2,402)	(160)	-	(5,539)
Foreign exchange gain
(loss)	54	252	87	(9)	33	-	417
Other general and
administrative						(104) [1]
expenses	(173)	(428)	(1,216)	(1,432)	80		(3,273)
Share-based payments	-	-	1,342	-	-	-	1,342
Finance costs	(9)	(1,397)	(4)	(14)	(1)	(1) [1]	(1,426)
Interest income	1	517	194	-	-	-	712
Technology start-up						(1) [1]
costs	-	-	-	(2,768)	-		(2,769)
Exploration and						(2) [2]
evaluation costs	-	(237)	-	-	-		(239)
	(48,500)	(36,326)	(38,940)	(6,625)	(48)	73,733	(56,706)
Net income (loss) before
tax	1,934	2,256	(169)	(6,625)	(48)	3,367	715
Income tax expense	(266)	(67)	-	-	-	-	(333)
Deferred income tax
expense	(157)	(1,056)	(376)	-	-	-	(1,589)
Net income (loss)	$1,511	$1,133	$(545)	$(6,625)	$(48)	$3,367	$(1,207)

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	14

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Revenues
(after inter-segment
eliminations)	$48,857	$7,075	$1,489	$-	$-	$-	$57,421
At December 31, 2023
Total non-current
assets	$696	$189,651	$20,903	$8,895	$19,508	$4,845	$244,498
Total assets	$55,443	$291,410	$77,683	$13,203	$21,221	$(77,339) [3]	$381,621
Total liabilities	$33,513	$115,072	$56,347	$5,689	$383	$(85,182) [4]	$125,822

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(82,231) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $4,890 and E&E properties total assets of $2.

4. Inter-segment transaction elimination of $(85,301) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $119.

16) Commitments and contingencies

At March 31, 2024, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,799 and all payable within one year. These contracts also require that additional payments of up to approximately $2,698 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The first delivery occurred in December 2023 and the Company is committed to the purchase of 360 tonnes of V2O5 in 2024, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between May 31, 2024 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $203, including $116 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of March 31, 2024 of $7,303.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At March 31, 2024, the Company recognized a provision of R$31,480 ($6,301) in the current portion of provisions (December 31, 2023 - $6,012). The Company is awaiting a further ruling from a higher court in Brazil regarding interest and other payment terms. At March 31, 2024, the Company recognized a total provision of $6,734 for legal proceedings (December 31, 2023 - $6,447), including a provision of $433 (December 31, 2023 - $435) for labour matters.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	15

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

17) Financial instruments

Financial assets and financial liabilities at March 31, 2024 and December 31, 2023 were as follows:

	March 31,	December 31,
	2024	2023
Cash	$45,656	$42,714
Restricted cash	717	712
Trade and other receivables	10,603	19,108
Accounts payable and accrued liabilities (including non-current)	30,925	32,163
Total debt	75,000	75,000

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the unaudited condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities were secured at interest rates consistent with the rates seen at March 31, 2024, and without any debt issuance costs and thus the carrying amount of debt approximates fair value.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2023. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	16

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $10,574, $2,027 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At March 31, 2024, no amounts are past due and in the three months ended March 31, 2024, the Company has not experienced any credit losses. At March 31, 2024, the loss allowance for trade receivables was determined to be $nil (December 31, 2023 - $nil). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at March 31, 2024 for its financial liabilities with agreed repayment periods.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued
liabilities (note 8)	$30,378	$-	$547	$-
Debt (note 9)	-	3,750	71,250	-
Purchase commitments	8,247	957	74	13
Total	$38,625	$4,707	$71,871	$13

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $45,656 (December 31, 2023 - $42,714). Refer to note 16 for other commitments and contingencies.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At March 31, 2024, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At March 31, 2024, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2023 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At March 31, 2024, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros, and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at March 31, 2024 by approximately $113. A 5% change in the value of the

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	17

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $6.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

18) Revenues

	Three months ended
	March 31,	March 31,
	2024	2023
V2O5 revenues
Produced products	$21,558	$34,526
Purchased products	988	2,528
	22,546	37,054
V2O3 revenues
Produced products	$6,203	$1,483
Purchased products	-	1,155
	6,203	2,638
FeV revenues
Produced products	$12,249	$17,428
Purchased products	1,120	301
	13,369	17,729

Vanadium sales from contracts with customers	$42,118	$57,421
Ilmenite sales from contracts with customers	69	-
	$42,187	$57,421

In the three months ended March 31, 2024, the Company's revenues were from transactions with multiple customers, including two customers who each represented more than 10% of revenues. Total revenues with each of these two customers were $12,360 (included in the Sales & trading segment) and $4,751 (included across both the Sales & trading and Mine properties segments).

The Company's V2O3 revenues were predominantly from transactions with one customer, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including three customers who each represented more than 10% of FeV revenues.

In the three months ended March 31, 2023, the Company's revenues include transactions with two customers who each represented more than 10% of revenues. Total revenues with each of these two customers were $13,820 (included in the Sales & trading segment) and $7,939 (included across both the Sales & trading and Mine properties segments). The Company's V2O3 revenues in that period were predominantly from one customer, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including three customers who each represented more than 10% of FeV revenues.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	18

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

19) Expenses

	Three months ended
	March 31,	March 31,
	2024	2023
Operating costs:
Direct mine and production costs	$29,939	$28,419
Conversion costs	2,023	1,918
Product acquisition costs	2,050	4,178
Royalties	1,673	2,445
Distribution costs	1,818	1,447
Inventory write-down (note 5)	4,080	-
Depreciation and amortization	8,077	7,251
Iron ore costs	-	273
Ilmenite costs	47	-
	$49,707	$45,931
Finance costs:
Interest expense and fees	$1,717	$1,351
Interest on lease liabilities	11	14
Accretion	84	61
	$1,812	$1,426

20) Subsequent events

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility are repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility.

On May 15, 2024, the Company received a tax refund in Brazil of of R$18,005 ($3,500).

On May 15, 2024, the Company signed a binding term sheet for up to $10,000 in inventory financing. Under the terms of this facility, which shall have a minimum duration of 12 months, the Company will use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid will include a commission fee of 1%, interest at an expected rate of the U.S. Secured Overnight Financing Rate ("SOFR") plus 2.5% and other direct costs.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2024 and 2023	19